UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

January 19, 2005



SCIENTIFIC TECHNOLOGIES INCORPORATED
(Exact name of registrant as specified in its charter)

Oregon	**0-12254**	**77-0170363**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6550 Dumbarton Circle
Fremont, CA 94555
(Address of principal executive offices, including zip code)

(510) 608-3400
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   **Entry into a Material Definitive Agreement**

On January 19, 2005, Scientific Technologies Incorporated agreed to the terms of a settlement with Paul Davis Automation, Inc. relating to a lawsuit filed by Paul Davis Automation in the United States District Court, Eastern Division. The settlement was agreed to as a compromise among the parties for the complete and final settlement of the lawsuit. Based on the terms of the settlement agreement, which was fully executed by the parties on January 21, 2005, Scientific Technologies will make a cash payment of approximately $600,000 to Paul Davis Automation, a former manufacturer's representative for Scientific Technologies, no earlier than February 1, 2005 and no later than February 15, 2005. In the lawsuit, plaintiff had alleged unpaid commission fees upon termination of a contract between the parties.

Item 9.01.   **Financial Statements and Exhibits**

(c) Exhibits.

Exhibit No.	Description
10.1	**Settlement Agreement by and between Scientific Technologies and Paul Davis Automation, Inc.**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Scientific Technologies Incorporated

By: /s/ Joseph J. Lazzara

Joseph J. Lazzara
Chief Executive Officer

Date: January 24, 2005

EXHIBIT INDEX

Exhibit No.	Description
10.1	Settlement Agreement by and between Scientific Technologies and Paul Davis Automation, Inc.